Securities and Exchange Commission
                         Washington, DC  20549

                               Form 12b-25

                      Commission File Number 0-12293

                       NOTIFICATION OF LATE FILING

(Check one): /X/Form 10-K //Form 11-K  //Form 20-F  //Form 10-Q  //Form N-SAR

	For Period Ended:	March 31, 2000


// Transition Report on Form 10-K		// Transition Report on Form 10-Q
// Transition Report on Form 20-F		// Transition Report on Form N-SAR
// Transition Report on Form 11-K

	For the Transition Period Ended:

	Read attached instruction sheet before preparing form. Please print or type.

	Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

	If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



PART I
REGISTRANT INFORMATION

Full name of registrant	Canisco Resources, Inc.


Former name if applicable



Address of principal executive office (Street and number)
300 Delaware Avenue, Suite 714


City, state and zip code	Wilmington, Delaware  19801




PART II
RULE 12b-25 (b) AND (c)

	If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)*

/x/(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/x/(c)	The accountant's statement or other exhibit required by Rule 12b-
25(c) has been attached if applicable.


	*See the Registrant's response to Part III.

PART III
NARRATIVE

	State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

	During the several weeks preceding the date on which the Registrant's Annual Report on Form 10-K was due to be filed with the Securities and Exchange Commission, Registrant entered into negotiations with Kenny Industrial Services, L.L.C. ("Kenny") regarding the merger of the Registrant into a wholly owned subsidiary of Kenny. Pursuant to these negotiations, the Registrant and Kenny entered into an Agreement and Plan of Merger, dated as of June 28, 2000, pursuant to which such merger would be consummated, following a tender offer by Canisco Acquisition, Inc., a wholly-owned subsidiary of Kenny ("Acquisition"), for all of the outstanding shares of the common stock of the Registrant. These transactions were described in a press release attached as an exhibit to a Schedule TO filed by Acquisition with the Securities and Exchange Commission on June 28, 2000.

	The Registrant is a small company and the resources devoted to the negotiation of the agreement with Kenny have resulted in the Registrant being unable to compile all the information necessary to complete its Form 10-K by the filing deadline on the prescribed due date without unreasonable effort and expense.

	The Registrant will file the subject Annual Report on Form 10-K as soon as possible following the date hereof.

PART IV
OTHER INFORMATION

	(1) Name and telephone number of person to contact in regard to this notification

		Michael J. Olson			(302) 777-5050

		(Name)				         (Area Code)	(Telephone Number)

	(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment
Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
/x/ Yes / / No

	(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
/X/ Yes / / No

	If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	The Registrant anticipates gross revenues for the fiscal year ended March 31, 2000 of approximately $71.5 million, with a net loss of approximately ($176.8) thousand, as compared to gross revenues of approximately $69.4 million and net earnings of approximately $79.9 thousand for the fiscal year ended March 31, 1999.

Canisco Resources, Inc.

(Name of Registrant as Specified in Charter)

Has cause this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 29, 2000		By:       /s/ Michael J. Olson
					Michael J. Olson
					Chief Financial Officer

	Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

	Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).